                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549
                                ----------------------

                                     Schedule 13G

               INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                                 (Amendment No.__)*


                                 COLDWATER CREEK INC.
                                ----------------------
                                   (Name of Issuer)


                                     COMMON STOCK
                                ----------------------
                            (Title of Class of Securities)


                                     193068 10 3
                                ----------------------
                                    (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           (CONTINUED ON FOLLOWING PAGE(S))

                                 (Page 1 of 5 Pages)

------------------------------------------------------------------------------
Cusip No. 193068 10 3                13G                           Page 2 of 5

------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Elizabeth Ann Pence
         SSN ###-##-####
------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) / /
                                                                (b) / /
------------------------------------------------------------------------------
   3     SEC USE ONLY


------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
------------------------------------------------------------------------------
                        5  SOLE VOTING POWER

  NUMBER OF                3,622,559
    SHARES              ------------------------------------------------------
 BENEFICIALLY           6  SHARED VOTING POWER
   OWNED BY
     EACH                  None
   REPORTING            ------------------------------------------------------
    PERSON              7  SOLE DISPOSITIVE POWER
     WITH
                           3,622,559
                        ------------------------------------------------------
                        8  SHARED DISPOSITIVE POWER

                           None
------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,622,559
------------------------------------------------------------------------------
   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

------------------------------------------------------------------------------
   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         37%
------------------------------------------------------------------------------
   12    TYPE OF REPORTING PERSON*

         In
------------------------------------------------------------------------------
                         *SEE INSTRUCTION BEFORE FILLING OUT!

------------------------------------------------------------------------------

Cusip No. 193068 10 3                                              Page 3 of 5


                              ATTACHMENT TO SCHEDULE 13G


Item 1(a)     NAME OF ISSUER:

              Coldwater Creek Inc.


Item 1(b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              One Coldwater Creek Drive
              Sandpoint, Idaho  83864


Item 2(a)     NAME OF PERSON FILING:

              Elizabeth Ann Pence


Item 2(b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR RESIDENCE:

              c/o Coldwater Creek Inc.
              One Coldwater Creek Drive
              Sandpoint, Idaho  83864


Item 2(c)     CITIZENSHIP:  U.S.A.


Item 2(d)     TITLE AND CLASS OF SECURITIES:  Common Stock


Item 2(e)     CUSIP NUMBER:  193068 10 3


Item 3        NOT APPLICABLE.


Item 4        OWNERSHIP

Cusip No. 193068 10 3                                              Page 4 of 5

Item 4(a)     AMOUNT BENEFICIALLY OWNED:

              3,622,559 Shares of Common Stock

Item 4(b)     PERCENT OF CLASS:

              37%

Item 4(c)     NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

              (i)   sole power to vote or to direct the vote:

                    3,622,559*/

              (ii)  shared power to vote or to direct the vote:

                    None.

              (iii) sole power to dispose or to direct the disposition of:

                    3,622,559*/ shares of Common Stock

              (iv)  shared power to dispose or to direct the disposition of:

                    None.

Item 5    NOT APPLICABLE.

Item 6    NOT APPLICABLE.

Item 7    NOT APPLICABLE.

Item 8    NOT APPLICABLE.

Item 9    NOT APPLICABLE.



------------------------------
 */Includes 140,929 shares held by a Charitable Lead Annuity Trust in the name of "Elizabeth Ann Pence Lead Annuity Trust" of which the Reporting Person is the Trustee.

Cusip No. 193068 10 3                                              Page 5 of 5

Item 10 CERTIFICATION: By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              February 4, 1997



                                      /S/ ELIZABETH ANN PENCE
                              -----------------------------------------
                              Elizabeth Ann Pence
                              Chairman of the Board of Directors,
                              Creative Director and Director